EXHIBIT 8.1

List of significant subsidiaries

Name of Subsidiary Company	Jurisdiction of Incorporation	Ownership Interest

IsoTis N.V.	The Netherlands	100.00%
IsoTis TE Facility B.V.	The Netherlands	100.00%
IsoTis OrthoBiologics, Inc.	Washington State, USA	100.00%
EpiSource S.A.	Switzerland	100.00%
Modex Therapeutics GmbH	Germany	100.00%